

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 20, 2020

VIA ELECTRONIC MAIL

Jonathan M. Kopcsik
Stradley Ronan Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

    Re: Delaware Investments Dividend and Income Fund, Inc., et al., 812-13331

Dear Mr. Kopcsik:

    By form APP-WD, filed with the Securities and Exchange Commission on February 21, 2020, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

            Sincerely,

            /s/ Kaitlin C. Bottock

            Kaitlin C. Bottock
            Branch Chief